UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2022

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: April 28, 2022	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com Tel: +886.2.6636.5678 http://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Its Unaudited Consolidated Financial Results for the First Quarter of 2022

Taipei, Taiwan, R.O.C., April 28, 2022 – ASE Technology Holding Co., Ltd. (TAIEX: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor assembly and test services (ATM) and electronic manufacturing services (EMS), today reported its unaudited net revenues1 of NT$144,391 million for 1Q22, up by 21% year-over-year and down by 17% sequentially (or up by 27% year-over-year and down by 13% sequentially on pro forma basis). Net income attributable to shareholders of the parent for the quarter totaled NT$12,907 million, up from a net income attributable to shareholders of the parent of NT$8,477 million in 1Q21 and down from a net income attributable to shareholders of the parent of NT$30,916 million in 4Q21 (or up from a net income attributable to shareholders of the parent of NT$7,981 million in 1Q21 and down from a net income attributable to shareholders of the parent of NT$14,459 million in 4Q21 on pro forma basis). Basic earnings per share for the quarter were NT$3.01 (or US$0.216 per ADS), compared to NT$1.97 for 1Q21 and NT$7.20 for 4Q21 (or NT$1.85 for 1Q21 and NT$3.37 for 4Q21 on pro forma basis). Diluted earnings per share for the quarter were NT$2.92 (or US$0.210 per ADS), compared to NT$1.92 for 1Q21 and NT$6.99 for 4Q21 (or NT$1.80 for 1Q21 and NT$3.21 for 4Q21 on pro forma basis).

We are providing the unaudited pro forma financial information to aid you in your analysis of the financial aspects of our disposal of the China Sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and China sites’ historical financial statements, given effect to the disposal as if it had occurred for the preceding quarters of 1Q21 and 4Q21. For more details on our operations, please refer to “Summary of Consolidated Statement of Income Data” and “Summary of Consolidated Statement of Income Data – ATM.”

RESULTS OF OPERATIONS

1Q22 Results Highlights – Consolidated

●	Net revenues contribution from packaging operations, testing operations, EMS operations and others, each represented approximately 47%, 9%, 42% and 2%, respectively, of total net revenues for the quarter.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our year-end audited consolidated financial statements, and may vary materially from the year-end audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published year-end audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

●	Cost of revenues was NT$115,920 million for the quarter, down from NT$140,042 million in 4Q21.

-	Raw material cost totaled NT$72,117 million for the quarter, representing 50% of total net revenues.

-	Labor cost totaled NT$16,148 million for the quarter, representing 11% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$12,318 million for the quarter.

●	Gross margin increased 0.7 percentage points to 19.7% in 1Q22 from 19.0% in 4Q21.

●	Operating margin was 11.2% in 1Q22, compared to 11.3% in 4Q21.

●	In terms of non-operating items:

-	Net interest expense was NT$432 million.

-	Net foreign exchange loss of NT$1,104 million was primarily attributable to the appreciation of U.S. dollar against New Taiwan dollar.

-	Gain on valuation of financial assets and liabilities was NT$1,406 million.

-	Net gain on equity-method investments was NT$199 million.

-	Other net non-operating income of NT$481 million was primarily attributable to miscellaneous income. Total non-operating income for the quarter was NT$550 million.

●	Income before tax was NT$16,663 million for 1Q22, compared to NT$37,336 million in 4Q21. We recorded income tax expenses of NT$3,278 million for the quarter, compared to NT$5,592 million in 4Q21.

●	In 1Q22, net income attributable to shareholders of the parent was NT$12,907 million, compared to NT$8,477 million in 1Q21 and NT$30,916 million in 4Q21.

●	Our total number of shares outstanding at the end of the quarter was 4,357,508,832, including treasury stock owned by our subsidiaries in 1Q22. Our 1Q22 basic earnings per share of NT$3.01 (or US$0.216 per ADS) were based on 4,289,978,359 weighted average numbers of shares outstanding in 1Q22. Our 1Q22 diluted earnings per share of NT$2.92 (or US$0.210 per ADS) were based on 4,341,041,922 weighted average number of shares outstanding in 1Q22.

1Q22 Results Highlights – ATM

●	Net revenues were NT$84,025 million, down by 9% sequentially or down by 1% on pro forma basis.

●	Cost of revenues was NT$60,924 million for the quarter, down by 8% sequentially.

-	Raw material cost totaled NT$22,913 million for the quarter, representing 27% of total net revenues.

-	Labor cost totaled NT$13,555 million for the quarter, representing 16% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,146 million for the quarter.

●	Gross margin decreased 0.5 percentage point to 27.5% in 1Q22 from 28.0% in 4Q21.

●	Operating margin was 16.7% in 1Q22, compared to 17.5% in 4Q21.

1Q22 Results Highlights – EMS

●	Net revenues were NT$61,166 million, down by 25% sequentially.

●	Cost of revenues for the quarter was NT$55,786 million, down by 25% sequentially.

-	Raw material cost totaled NT$49,100 million for the quarter, representing 80% of total net revenues.

-	Labor cost totaled NT$2,482 million for the quarter, representing 4% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$904 million for the quarter.

●	Gross margin increased 0.1 percentage points to 8.8% in 1Q22 from 8.7% in 4Q21.

●	Operating margin was 3.6% in 1Q22, compared to 4.4% in 4Q21.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 1Q22 totaled US$443 million, of which US$311 million were used in packaging operations, US$96 million in testing operations, US$26 million in EMS operations and US$10 million in interconnect materials operations and others.

●	Total unused credit lines amounted to NT$285,878 million as of March 31, 2022.

●	Current ratio was 1.22 and net debt to equity ratio was 0.52 as of March 31, 2022.

●	Total number of employees was 95,105 as of March 31, 2022, compared to 95,727 as of December 31, 2021.

Business Review

Customers

ATM Basis

●	Our five largest customers together accounted for approximately 47% of our total net revenues in 1Q22, compared to 45% in 4Q21. Two customers each accounted for more than 10% of our total net revenues in 1Q22 individually.

●	Our top 10 customers contributed 59% of our total net revenues in 1Q22, compared to 56% in 4Q21.

●	Our customers that are integrated device manufacturers or IDMs accounted for 29% of our total net revenues in 1Q22, compared to 31% in 4Q21.

EMS Basis

●	Our five largest customers together accounted for approximately 70% of our total net revenues in 1Q22, compared to 77% in 4Q21. One customer accounted for more than 10% of our total net revenues in 1Q22.

●	Our top 10 customers contributed 79% of our total net revenues in 1Q22, compared to 84% in 4Q21.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as IC packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia, Vietnam and Mexico as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services. For more information, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2021 Annual Report on Form 20-F filed on March 29, 2022.

Supplemental Financial Information

(Unaudited)

Consolidated Operations

	Legal Entity Basis			Pro forma Basis
	1Q22	4Q21	1Q21	4Q21	1Q21
EBITDA (NT$ Millions)	30,661	51,938	24,867	32,624	23,487

ATM Operations

	Legal Entity Basis			Pro forma Basis
	1Q22	4Q21	1Q21	4Q21	1Q21
Net Revenues (NT$ Millions)	84,025	91,958	73,767	85,180	68,139
Revenue by Application
Communication	52%	50%	50%	53%	53%
Computing	16%	16%	14%	16%	14%
Automotive, Consumer & Others	32%	34%	36%	31%	33%
Revenue by Type
Bumping, Flip Chip, WLP & SiP	43%	38%	34%	40%	37%
Wirebonding	34%	37%	40%	36%	38%
Others	6%	8%	9%	7%	8%
Testing	15%	15%	15%	15%	15%
Material	2%	2%	2%	2%	2%
Capacity & EBITDA
CapEx (US$ Millions)*	414	404	460	368	422
EBITDA (NT$ Millions)	27,116	47,090	22,566	27,776	21,185
Number of Wirebonders	25,858	25,803	27,574	25,803	23,426
Number of Testers	5,012	4,890	5,862	4,890	4,447

EMS Operations

	1Q22	4Q21	1Q21
Net Revenues (NT$ Millions)	61,166	81,544	47,693
Revenue by Application
Communication	40%	38%	39%
Computing	10%	8%	7%
Consumer	29%	38%	33%
Industrial	13%	11%	14%
Automotive	6%	4%	5%
Others	2%	1%	2%
Capacity
CapEx (US$ Millions)*	26	68	11

* Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Income Data

(In NT$ millions, except per share data)

(Unaudited)

	Legal Entity Basis			Pro Forma Basis
	For the three months ended			For the three months ended
	Mar. 31 2022	Dec. 31 2021	Mar. 31 2021	Dec. 31 2021	Mar. 31 2021
Net revenues:
Packaging	68,383	75,366	59,033	69,644	54,332
Testing	12,583	13,756	11,130	12,700	10,204
EMS	61,163	81,541	47,684	81,541	47,684
Others	2,262	2,273	1,623	2,273	1,623
Total net revenues	144,391	172,936	119,470	166,158	113,843

Cost of revenues	(115,920)	(140,042)	(97,584)	(134,704)	(92,975)
Gross profit	28,471	32,894	21,886	31,454	20,868

Operating expenses:
Research and development	(5,362)	(5,714)	(4,769)	(5,475)	(4,563)
Selling, general and administrative	(6,996)	(7,565)	(6,209)	(7,203)	(5,900)
Total operating expenses	(12,358)	(13,279)	(10,978)	(12,678)	(10,463)
Operating income	16,113	19,615	10,908	18,776	10,405

Net non-operating (expenses) income:
Interest expense - net	(432)	(553)	(572)	(537)	(552)
Foreign exchange gain (loss)	(1,104)	496	(224)	525	(257)
Gain (loss) on valuation of financial assets and liabilities	1,406	(483)	391	(551)	416
Gain (loss) on equity-method investments	199	192	149	192	149
Others	481	18,069	528	468	464
Total non-operating income (expenses)	550	17,721	272	97	220
Income before tax	16,663	37,336	11,180	18,873	10,625

Income tax expense	(3,278)	(5,592)	(2,451)	(3,586)	(2,392)
Income from continuing operations and before non-controlling interest	13,385	31,744	8,729	15,287	8,233
Non-controlling interest	(478)	(828)	(252)	(828)	(252)

Net income attributable to shareholders of the parent	12,907	30,916	8,477	14,459	7,981

Per share data:
Earnings (losses) per share
– Basic	NT$3.01	NT$7.20	NT$1.97	NT$3.37	NT$1.85
– Diluted	NT$2.92	NT$6.99	NT$1.92	NT$3.21	NT$1.80

Earnings (losses) per equivalent ADS
– Basic	US$0.216	US$0.518	US$0.139	US$0.242	US$0.131
– Diluted	US$0.210	US$0.504	US$0.135	US$0.231	US$0.127

Number of weighted average shares used in diluted EPS calculation (in thousands)	4,341,042	4,343,537	4,357,714	4,343,537	4,357,714

FX (NTD/USD)	27.85	27.78	28.30	27.78	28.30

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Income Data – ATM

(In NT$ millions, except per share data)

(Unaudited)

	Legal Entity Basis			Pro Forma Basis
	For the three months ended			For the three months ended
	Mar. 31 2022	Dec. 31 2021	Mar. 31 2021	Dec. 31 2021	Mar. 31 2021
Net revenues:
Packaging	69,921	76,664	61,545	70,942	56,844
Testing	12,583	13,756	11,131	12,700	10,204
Direct Material	1,479	1,502	1,044	1,502	1,044
Others	42	36	47	36	47
Total net revenues	84,025	91,958	73,767	85,180	68,139

Cost of revenues	(60,924)	(66,217)	(55,760)	(60,879)	(51,150)
Gross profit	23,101	25,741	18,007	24,301	16,989

Operating expenses:
Research and development	(4,136)	(4,479)	(3,697)	(4,241)	(3,490)
Selling, general and administrative	(4,953)	(5,206)	(4,392)	(4,844)	(4,084)
Total operating expenses	(9,089)	(9,685)	(8,089)	(9,085)	(7,574)
Operating income	14,012	16,056	9,918	15,216	9,415

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2022	Dec. 31 2021	Mar. 31 2021

Net revenues	61,166	81,544	47,693

Cost of revenues	(55,786)	(74,436)	(43,682)
Gross profit	5,380	7,108	4,011

Operating expenses:
Research and development	(1,249)	(1,256)	(1,097)
Selling, general and administrative	(1,931)	(2,253)	(1,738)
Total operating expenses	(3,180)	(3,509)	(2,835)
Operating income	2,200	3,599	1,176

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Mar. 31, 2022	As of Dec. 31, 2021

Current assets:
Cash and cash equivalents	84,426	76,073
Financial assets – current	4,698	3,075
Notes and accounts receivable	106,560	115,462
Inventories	86,201	73,245
Others	25,155	24,503
Total current assets	307,040	292,358

Financial assets – non-current & Investments – equity method	23,202	23,260
Property, plant and equipment	247,541	239,867
Right-of-use assets	10,915	10,680
Intangible assets	75,236	75,980
Others	32,214	30,789
Total assets	696,148	672,934

Current liabilities:
Short-term borrowings	49,990	41,037
Current portion of bonds payable & Current portion of long-term borrowings	10,825	14,429
Notes and accounts payable	83,898	84,470
Others	106,013	70,992
Total current liabilities	250,726	210,928

Bonds payable	40,521	42,365
Long-term borrowings[2]	116,386	121,946
Other liabilities	24,755	23,062
Total liabilities	432,388	398,301

Equity attributable to shareholders of the parent	248,373	260,077
Non-controlling interests	15,387	14,556
Total liabilities & shareholders’ equity	696,148	672,934

Current Ratio	1.22	1.39
Net Debt to Equity Ratio	0.52	0.54

2Long-term borrowings include long-term loans and bills payable.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Cash Flow Statements

(In NT$ millions)

(Unaudited)

	For the three months ended
	Mar. 31	Dec. 31	Mar. 31
	2022	2021	2021
Cash Flows from Operating Activities:
Income before tax	16,663	37,336	11,180
Depreciation & amortization	13,503	14,070	13,130
Other operating activities items	(2,986)	(18,488)	(8,559)
Net cash generated from operating activities	27,180	32,918	15,751
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(17,182)	(16,513)	(14,053)
Other investment activities items	(753)	21,812	(205)
Net cash generated from (used in) investing activities	(17,935)	5,299	(14,258)
Cash Flows from Financing Activities:
Net proceeds from (repayment of) loans	(5,310)	(5,936)	19,600
Other financing activities items	(269)	(9,868)	1,613
Net cash generated from (used in) financing activities	(5,579)	(15,804)	21,213
Foreign currency exchange effect	4,687	241	(461)
Net increase in cash and cash equivalents	8,353	22,654	22,245
Cash and cash equivalents at the beginning of period	76,073	53,419	51,538
Cash and cash equivalents at the end of period	84,426	76,073	73,783